Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tuya Inc., you should at once hand this circular, together with the enclosed forms of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

(1) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND

(II) SELL AND/OR TRANSFER OF TREASURY SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE
TO REPURCHASE SHARES AND/OR ADSs;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 6 to 11 of this circular.

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 18, 2026. The AGM will commence at 2:00 p.m. (Hong Kong time). Notice convening the above are set out on pages 22 to 27 of this circular, respectively. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com).

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the AGM by no later than 2:00 p.m., Hong Kong time on Monday, June 15, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

*            For identification purpose only

May 14, 2026

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	6

1.	Introduction	7

2.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER OF TREASURY SHARES	7

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs	8

4.	PROPOSED RE-ELECTION OF DIRECTORS	8

5.	PROPOSED RE-APPOINTMENT OF AUDITOR	9

6.	THE AGM AND PROXY ARRANGEMENT	10

7.	RECOMMENDATIONS	11

8.	Further information	11

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	12

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	17

NOTICE OF ANNUAL GENERAL MEETING		22

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2015 Equity Incentive Plan”	the equity incentive plan our Company adopted on December 23, 2014, as amended from time to time

“2024 Share Scheme”	the share scheme our Company adopted on June 20, 2024, as amended from time to time

“ADS(s)”	American Depositary Shares, each representing one Class A Ordinary Share as amended from time to time

“ADS Record Date”	May 22, 2026 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Thursday, June 18, 2026 at 2:00 p.m. (Hong Kong time), to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 22 to 27 of this circular, or any adjournment thereof

“Articles”, “Articles of Association”	the tenth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on June 19, 2025 and effective on June 19, 2025

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System, a securities settlement system established and operated by the HKSCC

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

DEFINITIONS

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring a holder of a Class A ordinary share one vote per Share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	Class B ordinary share(s) in the share capital of the Company with a par value of US$0.00005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is currently entitled to ten votes per Share on any resolution tabled at the Company’s general meetings, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary” or “The Bank of New York Mellon”	The Bank of New York Mellon, the depositary of our ADSs

“Director(s)”	the director(s)of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HKSCC”	the Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 13 of this circular

“Issuance and Resale Mandate”	has the meaning ascribed to it in the section headed “2. Proposed Grant of General Mandate to (I) Issue Shares and/or ADSs and (II) Sell and/or Transfer Treasury Shares” in page 7 of this circular

“Latest Practicable Date”	May 8, 2026, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on July 5, 2022

“Listing Date”	the date on which the Class A Ordinary Shares are listed and on which dealings in the Class A Ordinary Shares are first permitted to take place on the Stock Exchange, which is Tuesday, July 5, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

“Memorandum”	the tenth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders of the Company on June 19, 2025 and effective on June 19, 2025

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules

“Mr. Chen”	Mr.CHEN Liaohan (陳燎罕), our founder, an executive Director, co-chairman of the Board, president of the Company, and one of the controlling shareholders of the Company

“Mr. Wang”	Mr.WANG Xueji (王學集), our founder, an executive Director, co-chairman of the Board, chief executive officer of the Company, and one of the controlling shareholders of the Company

“Nomination Committee”	the nomination committee of the Board

“NYSE” or “New York Stock Exchange”	the New York Stock Exchange

DEFINITIONS

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “3. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in page 8 of this circular

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii)the appointment, election or removal of any independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Share Record Date”	May 22, 2026 (Hong Kong time)

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires (treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s)of the Company; and for the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s)in relation to those shares)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong, as amended, supplemented or otherwise modified from time to time

“treasury shares”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“United States” or “U.S.”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“weighted voting right”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr.Wang and Mr.Chen, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Executive Directors:	Registered Office:
Mr. WANG Xueji (Co-chairman)	PO Box 309
Mr. CHEN Liaohan (Co-chairman)	Ugland House
Mr. YANG Yi	Grand Cayman, KY1-1104
Ms. ZHANG Yan	Cayman Islands

Independent Non-executive Directors:	Headquarters and Principal Place of Business in the PRC:
Mr. HUANG Sidney Xuande	Huace Center, Building A, 10/F
Mr. QIU Changheng	Xihu District, Hangzhou City
Mr. KUOK Meng Xiong	Zhejiang Province, 310012
(alias GUO Mengxiong)	China
Mr. YIP Pak Tung Jason

Principal Place of Business in Hong Kong:
Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

May 14, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND

(II) SELL AND/OR TRANSFER OF TREASURY SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO REPURCHASE SHARES AND/OR ADSs;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

*       For identification purpose only

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;
(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;
(c)	the proposed re-election of Directors; and
(d)	the proposed re-appointment of auditor of the Company.

2.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER OF TREASURY SHARES

In order to give the Company the flexibility to (i) issue Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to (i) allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs; and (ii) sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued and outstanding Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 543,153,371 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares. The Company did not hold any treasury shares as at the Latest Practicable Date.

Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 122,663,200 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares, sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/ OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class A Ordinary Share underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 543,153,371 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 61,331,600 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Corporate Governance Code set out in Appendix C1 of the Listing Rules and the Articles of Association, Mr. CHEN Liaohan, Mr. QIU Changheng and Mr. YIP Pak Tung Jason will retire at the AGM and, being eligible, will offer themselves for re-election as Directors at the AGM.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the independence of the independent non-executive Directors. Each of Mr. QIU Changheng and Mr. YIP Pak Tung Jason, the retiring independent non-executive Directors, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on independence of Mr. QIU Changheng and Mr. YIP Pak Tung Jason and considered that each of Mr. QIU Changheng and Mr. YIP Pak Tung Jason is independent in accordance with the independence guidelines set out in the Listing Rules and the requirements of Section 303A of the Corporate Governance Rules of the NYSE, and are satisfied with the contributions of Mr. CHEN Liaohan, Mr. QIU Changheng and Mr. YIP Pak Tung Jason to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of Mr. CHEN Liaohan, Mr. QIU Changheng and Mr. YIP Pak Tung Jason at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of Mr. CHEN Liaohan, Mr. QIU Changheng and Mr. YIP Pak Tung Jason (being Directors to offer themselves for re-election) are set out in Appendix II to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2026.

The estimated audit fee payable to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP for the audit of the consolidated financial statements of the Company and its subsidiaries for the financial year ending December 31, 2026 is expected to be in the range of approximately USD1.2 million to USD1.3 million (exclusive of out-of-pocket expenses).

LETTER FROM THE BOARD

The estimated audit fee has been determined after due consideration and arm’s length negotiations between the Company and PricewaterhouseCoopers/PricewaterhouseCoopers Zhong Tian LLP, taking into account, among other things, the size, nature and complexity of the Group’s business operations, the expected scope of the audit, the audit timetable, and the level and mix of professional staff to be deployed. The estimated audit fee also assumes that there will be no material change in the Group’s operations, accounting policies or regulatory environment during the financial year, and that the Company will provide timely and adequate assistance and information as reasonably required for the purposes of the audit.

Unless there is a material change in the basis or assumptions set out above, the final audit fee should not deviate materially from the estimated amount initially disclosed. In the event of any material change, the Company will make further disclosure as appropriate.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China on Thursday, June 18, 2026. The AGM will commence at 2:00 p.m. (Hong Kong time).

The Notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir.tuya.com). The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s registers of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 72 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance and Resale Mandate, the proposed Repurchase Mandate, the proposed re-election of the Directors and the proposed re-appointment of the auditor of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 613,316,004 Shares, out of which 543,153,371 were Class A Ordinary Shares and 70,162,633 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 613,316,004 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum 61,331,600 Shares, representing 10% of the total number of Shares in issue as at the date of the AGM (excluding any treasury shares).

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, without taking into account the voting rights attached to the 253,461 Class A Ordinary Shares held by the Depositary which may be used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan and the 2024 Share Scheme, to the best knowledge and belief of the Directors, the WVR Beneficiaries are Mr. Wang and Mr. Chen. Mr. Wang and Mr. Chen beneficially own and control, through their intermediaries, an aggregate of 77,337,367 Class A Ordinary Shares and 70,162,633 Class B Ordinary Shares, representing (a) approximately 24.05% of the Company’s issued Shares; (b) approximately 24.06% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 62.59% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B Ordinary Shares into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

The Company confirms that the explanatory statement set out in this Appendix contains the information required under Rule 10.06(1)(b) of the Listing Rules and that neither the explanatory statement nor the proposed share repurchase has unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date (being May 8, 2026) were as follows:

	Price per Share
Month and Year	Highest	Lowest
	HK$	HK$
May 2025	23.75	17.52
June 2025	22.40	18.00
July 2025	21.45	18.58
August 2025	24.24	18.47
September 2025	22.56	19.00
October 2025	20.82	17.24
November 2025	18.58	15.49
December 2025	18.34	16.48
January 2026	18.82	16.50
February 2026	19.72	15.90
March 2026	19.96	16.30
April 2026	19.15	17.36
May 2026 (up to the Latest Practicable Date)	18.49	17.50

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

For the six months preceding the Latest Practicable Date, the Class A Ordinary Shares repurchased by the Company on the Hong Kong Stock Exchange are as follows:

						Approximate
	Number and method of	Purchase price paid per				aggregate
	repurchased Class A	Class A Ordinary Shares				consideration
Date of repurchase	Ordinary Shares	Highest price		Lowest price		paid
December 30, 2025	2,000 on the Stock Exchange	HK$	17.20	HK$	16.85	HK$	34,310.14
December 31, 2025	3,400 on the Stock Exchange	HK$	17.13	HK$	16.53	HK$	57,546.02

Total	5,400 on the Stock Exchange	HK$	17.20	HK$	16.53	HK$	91,856.16

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	MR. CHEN LIAOHAN

Position and experience

Mr. CHEN Liaohan (陳燎罕), aged 43, is a founder, an executive Director and the co-chairman of the Board, and has been serving as the president of our Group since June 2014. Mr. Chen is responsible for the overall strategies, management, business development and overall customer relationship of the Group. Mr. Chen is also a director of certain major subsidiaries of our Group.

Prior to co-founding the Company, Mr. Chen is the co-founder of PHPWind. Mr. Chen served as management at Hangzhou Detian Information Technology Co., Ltd. (杭州德天信息技術有限公司) from 2006 to May 2008. Mr. Chen served as an operations director at Alibaba Group, where he worked on Alibaba Cloud and Alibaba’s O2O business, leading the application of technology and business operation, from May 2008 to May 2014.

Mr. Chen received a bachelor’s degree in information and computing science from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in June 2005, and received a master’s degree in computer applied technology from Zhejiang Sci-Tech University (浙江理工大學) in the PRC in July 2010.

Length of service

Pursuant to the director agreement between Mr. Chen and the Company, his initial term of office shall be three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date (whichever is earlier), and may be extended for an additional term of three years after the end of the initial term if the parties thereto mutually agree in writing to such extension, or if he is re-elected at a meeting of the shareholders of the Company or re-appointed by the Board pursuant to the Articles. Mr. Chen’s term of office was renewed and extended to July 5, 2028. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Interest in Shares

As at the Latest Practicable Date, Mr. Chen was deemed to be interested in 1,989,337 Class A Ordinary Shares and 26,810,663 Class B Ordinary Shares held by Unileo Limited, which is wholly owned by him, pursuant to Part XV of the SFO. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Chen is not entitled to receive any director’s fees from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

(2)	MR. QIU CHANGHENG

Position and experience

Mr. QIU Changheng (邱昌恒), aged 50, is appointed as an independent non-executive Director. Mr. Qiu is responsible for providing independent professional opinion and judgement to the Board.

Mr. Qiu is a founder of Kunteng (Hainan) Equity Investment Fund Management Co., Ltd. (鯤騰(海南)股權投資基金管理有限公司) since July 2017. Prior to that, he served at Taobao (China) Software Co., Ltd. (淘寶(中國)軟件有限公司) from December 2004 to May 2016, where his last position was vice president.

Mr. Qiu received a bachelor’s degree in physics from Zhejiang University (浙江大學) in the PRC in June 1997 and a MBA degree from Peking University (北京大學) in the PRC in June 2004.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Length of service

Pursuant to the director agreement between Mr. Qiu and the Company, his initial term of office shall be three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), and may be extended for an additional term of three years after the end of the initial term if the parties thereto mutually agree in writing to such extension, or if he is re-elected at a meeting of the shareholders of the Company or re-appointed by the Board pursuant to the Articles. Mr. Qiu’s term of office was renewed and extended to July 5, 2028. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Qiu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As at the Latest Practicable Date, Mr. Qiu was interested in 9,438 Class A Ordinary Shares represented by ADSs owned by him pursuant to Part XV of the SFO. Save as disclosed above, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Qiu was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Qiu is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Qiu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Qiu that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	MR. YIP PAK TUNG JASON

Position and experience

Mr. YIP Pak Tung Jason (葉栢東), aged 43, is appointed as an independent non-executive Director. Mr. Yip is responsible for providing independent professional opinion and judgement to the Board.

Mr. Yip worked in the audit division of PricewaterhouseCoopers in Canada from May 2003 to May 2007. He was a manager at PricewaterhouseCoopers in Hong Kong from June 2007 to June 2010. Mr. Yip worked in Alibaba Group Holding Limited (a company listed on the NYSE, symbol: BABA, and secondary listed on the Hong Kong Stock Exchange, stock code: 9988) from June 2010 to May 2022, where he served as a senior director of finance, primarily responsible for the group’s financial reporting and technical accounting and share-based compensation administration and management.

Mr. Yip received a bachelor’s degree of commerce from the University of British Columbia in Canada in May 2005. Mr. Yip qualified as a Chartered Accountant in Canada in January 2007 and has been a member of the Hong Kong Institute of Certified Public Accountants since September 2016.

Save as disclosed above, Mr. Yip has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, or other major appointments and professional qualifications.

Length of service

Pursuant to the director agreement between Mr. Yip and the Company, his initial term of office shall be three years or until the third annual general meeting of the Company after his appointment (whichever is earlier), and may be extended for an additional term of three years after the end of the initial term if the parties thereto mutually agree in writing to such extension, or if he is re-elected at a meeting of the shareholders of the Company or re-appointed by the Board pursuant to the Articles. Mr. Yip’s term of office was renewed and extended to July 5, 2028. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association of the Company and the Listing Rules.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yip was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Yip is entitled to receive an annual director’s fee of US$50,000 per annum from the Company under the current arrangement, which was determined by the Board with reference to the Group’s remuneration policy.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yip to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Yip that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Thursday, June 18, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Tuya Inc. (the “Company”) dated May 14, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 2:00 p.m., Hong Kong time on Thursday, June 18, 2026 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the report of the auditor thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i)	to re-elect Mr. CHEN Liaohan as an executive Director;

(ii)	to re-elect Mr. QIU Changheng as an independent non-executive Director;

(iii)	to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director;

(b)	to authorize the Board or the Compensation Committee to fix the remuneration of the Directors;

*       For identification purpose only

NOTICE OF ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) and to sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible persons specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2015 Equity Incentive Plan and the 2024 Share Scheme;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company); and

NOTICE OF ANNUAL GENERAL MEETING

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF ANNUAL GENERAL MEETING

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 22, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of ADSs as of the close of business on May 22, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A Ordinary Shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, May 22, 2026, Hong Kong time; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on Thursday, May 21, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A Ordinary Shares and Class B Ordinary Shares on the Share Record Date will be entitled to vote and attend the AGM.

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at ir.tuya.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person or by proxy. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or send your voting instructions to The Bank of New York Mellon or to your bank, brokerage or other securities intermediary, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on Monday, June 15, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Tuya Inc. WANG Xueji
Chairman

Headquarters and Principal Place of Business in the PRC:	Registered Office:
Huace Center, Building A, 10/F	PO Box 309
Xihu District, Hangzhou City	Ugland House
Zhejiang Province, 310012	Grand Cayman, KY1-1104
China	Cayman Islands

May 14, 2026

As at the date of this notice, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as the executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.